Exhibit 21

Subsidiaries of National Fuel Gas Company

As of September 30, 2011

Legal Name	State or Other Jurisdiction of Incorporation or Organization
National Fuel Gas Distribution Corporation	New York
National Fuel Gas Supply Corporation	Pennsylvania
Seneca Resources Corporation	Pennsylvania
Seneca South Midway LLC	Delaware
Seneca Western Minerals Corp.	Nevada
Empire Pipeline, Inc.	New York
Horizon Power, Inc.	New York
Energy Systems North East, LLC	Delaware
National Fuel Resources, Inc.	New York
National Fuel Gas Midstream Corporation	Pennsylvania
National Fuel Gas Midstream Covington, LLC	Pennsylvania
National Fuel Gas Midstream Trout Run, LLC	Pennsylvania
National Fuel Gas Midstream Processing, LLC	Pennsylvania